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                                                            SEC FILE NUMBER
                                                                1-11065

                                                             CUSIP NUMBER
                                                               60646H106


                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-QSB [_] Form
              N-SAR


                           For Period Ended: June 30, 1996
                           [ ] Transition Report on Form 10-K
                           [ ] Transition  Report on Form 20-F
                           [ ] Transition  Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition  Report on Form N-SAR
                           For the Transition Period Ended:


- --------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ENCON Systems, Inc.
- ---------------------------------------
Full Name of Registrant

Mr. Bulb, Inc.
- ---------------------------------------
Former Name if Applicable

86 South Street
- ---------------------------------------
Address of Principal Executive Office (Street and Number)

Hopkinton, Massachusetts  01748-2213
- ---------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons  described  in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort  or expense;
[X]      (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The  accountant's  statement  or  other exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Company is unable to file the Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the six months ended June 30, 1996 primarily as a result of the delays associated with the significant corporate restructuring that the Company commenced during the period. Management of the Company changed significantly in connection with such restructuring, including the hiring of a new Chief Executive Officer, which further delayed the completion of the Company's Form 10-QSB.


SEC 1344 (8-89)




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Edward P. Gonzales, Esquire           (617)               890-6600
         ---------------------------           -----               --------
                  (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X]  Yes    [ ]  No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                      [X]  Yes    [ ]  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company anticipates that a significant change in its results of operations from the six months ended June 30, 1995 ("First Half of 1995") will be reflected in the earnings statement to be included in the Company's Form 10-QSB for the six months ended June 30, 1996 ("First Half of 1996"). For the First Half of 1995, the Company had net income of approximately $232,000 (after adjustment for the adoption at the end of Fiscal 1995 of a change in accounting principle). Based on the Company's preliminary estimates, the Company expects to report a net loss of approximately $7,900,000 for the First Half of 1996. The change from net income in the First Half of 1995 to a net loss in the First Half of 1996 is due primarily to: (i) the wind-down by the Company of its Canadian operations; (ii) the restructuring of the Company's U.S. operations;
       (iii) significantly reduced sale revenues; and (iv) a decrease in the Company's profit margin.



                               ENCON Systems, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:            August 14, 1996          By:  /s/Robert Wexler
     -----------------------------        --------------------------------
                                          Robert Wexler, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.